UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65829

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/19_____ AND ENDING_____12/31/19_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Oak Capital Markets LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Johnnie Dodds Blvd. - Suite 104

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Mount Pleasant	South Carolina	29464
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marcus Martin - 917-348-8649

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK LLC

(Name – *if individual, state last, first, middle name*)

333 West Wacker Drive - 6th Fl. Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

Global Oak Capital Markets LLC
Financial Statement and Report of Independent
Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2019



OATH OR AFFIRMATION

I, Marcus Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Oak Capital Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEREK SCOTT MILLER
NOTARY PUBLIC
REG. #7600732
MY COMMISSION EXPIRES 03/31/2022
COMMONWEALTH OF VIRGINIA

Signature

Chief Executive Officer

Title

02/26/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management
of Global Oak Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition Global Oak Capital Markets, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 17, 2020

FGMK, LLC
fgmk.com

333 W. Wacker Drive, 6th Floor
Chicago, IL 60606
312.818.4300

2801 Lakeside Drive, 3rd Floor
Bannockburn, IL 60015
847.374.0400

GLOBAL OAK CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

Assets		
Cash	$	308,167
Accounts Receivable		25,000
Total Assets	$	333,167
Liabilities and Members' Equity		
Accounts payable and other accrued expenses	$	17,363
Liabilities Subordinated to the Claims of General Creditors		120,000
Total Liabilities		137,363
Members' Equity		195,804
Total Liabilities and Members' Equity	$	333,167

The accompanying notes are an integral part of this financial statement.

GLOBAL OAK CAPITAL MARKETS LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2019

1. **Nature of Business**

    Global Oak Capital Markets LLC, ("the Company"), a Limited Liability Company, is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the following types of business: broker retailing corporate equities, broker retailing corporate debt and private placement of securities. The Company is also permitted to be an underwriter or selling group participant and the Company has a minimum net capital of $100,000.

    The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule.

2. **Summary of Significant Accounting Policies**

    The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

    Management Estimates and Assumptions
    The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty: accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

    Revenue Recognition
    FASB Accounting Standards Codification ("ASC") 606 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

    The Company recognizes revenue under ASC 606 revenue from contracts with customers and all related amendments. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

See Report of Independent Registered Public Accounting Firm.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Advisory fees: Advisory fees are due in accordance with the terms of the executed agreement and are typically recorded upon execution of a signed agreement. Performance obligations in these arrangements vary depending on the contract, but are typically satisfied at a point in time under the arrangement.

Underwriting fees: Underwriting fees are due in accordance with the terms of the executed agreement arising from securities offerings in which the company acts as a participating underwriter. Fees are recognized as revenue when the performance obligation is satisfied at a point in time, generally when the respective closing of the offering has occurred.

Cash and Cash Equivalents

The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable and Allowances for Uncollectible Accounts

Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectable accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

4

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay taxes. Members are taxed individually on their share of Company earnings for federal and for state income tax purposes.

Leases

The Company recognized and measured its leases in accordance with FASB ASC 842, leases. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases of less than 12 months at lease commencement, which do not include an option to renew or purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost assigned with our short-term leases on a straight line basis over the lease term.

Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2019 through the date that the financial statement was issued, that would require recognition or disclosure in the financial statement.

3. **Financial Instruments with Off-Balance Sheet Risk and Contingencies**

    The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealer, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

    Due to the nature of the industry, revenue is typically non-recurring. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with new customers.

    The risk of credit default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

4. **Liabilities Subordinated to the Claims of General Creditors**

    Liabilities subordinated to the claims of general creditors include a subordinated loan of $120,000 from a member and is available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated loan was approved by FINRA and carries an interest rate of 7%. The subordinated loan is repayable on October 5, 2021. Any repayment prior to this maturity date requires FINRA approval.

See Report of Independent Registered Public Accounting Firm.

5. **Capital Requirements**

As a registered broker-dealer, Global Oak Capital Markets LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined shall not exceed 1500%. At December 31, 2019, net capital of $290,804 exceeded the required net capital minimum of $100,000 by $190,804.

See Report of Independent Registered Public Accounting Firm.